Exhibit 99.1

News Release

Kinross announces Q2 results

Revenue and margins increase
Kupol produces first gold, Paracatu commissioning underway

Toronto, Ontario, August 12, 2008 – Kinross Gold Corporation (TSX-K; NYSE-KGC) today announced its unaudited results for the six months ended June 30, 2008.

(This news release contains forward-looking information that is subject to the risk factors and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 16 of this news release. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.)

•
Gold equivalent production[1] was 406,032 gold equivalent ounces in the second quarter of 2008, in line with plan, compared with 439,783 ounces for the same period last year. Production is expected to increase during the third and fourth quarters as the Company’s three growth projects proceed through commissioning and ramp-up. Taking into account the impact of the sale of the Julietta operation and the projected commissioning and ramp-up schedule at Paracatu, Kinross expects 2008 production to be approximately 1.8-1.9 million gold equivalent ounces, slightly below the previously stated forecast.

•	Kupol poured its first gold on schedule. Kinross’ share of Kupol production for the quarter was 51,487 gold equivalent ounces, at an average ore grade of over 36 gold g/tonne and 427 silver g/tonne.

•
Revenue was $298.7 million in the second quarter, an increase of 3% over the same period last year, and $628.9 million for the six months ended June 30, a year-over-year increase of 17%. The average realized gold price was $903 per ounce sold, compared with an average realized gold price of $662 per ounce in the second quarter of 2007.  Second quarter production exceeded sales by 75,399 gold equivalent ounces, 51,487[1] ounces of which represented June production from Kupol which was sold in the third quarter.

•
Cost of sales per gold equivalent ounce[2] was $466 in the second quarter, compared to $348 per ounce in the second quarter of 2007. Cost of sales per gold equivalent ounce is expected to be approximately $425–445 for the full year 2008 compared to the previous forecast of $385-$395. Approximately half of this increase results from updating actual and forecast gold and oil prices and foreign exchange rates, and half from other cost and operating factors.

•	Kinross’ margin per ounce sold was $437 in the second quarter, compared with $314 for the second quarter of 2007, an increase of 39%.

•
Adjusted net earnings[3] for the second quarter were $55.8 million, or $0.09 per share, compared with $47.6 million, or $0.08 per share, in the second quarter of 2007.  Reported net earnings, in accordance with GAAP, were $26.0 million, or $0.04 per share, in the second quarter compared with $53.0 million, or $0.09 per share, in the second quarter of 2007.

•
Cash flow from operating activities before changes in working capital was $110.8 million in the second quarter, compared to $98.9 million in the same period last year. Changes in working capital in the second quarter reduced cash flow provided from operating activities by $150.5 million.

•
Commissioning of the Paracatu expansion has begun, with first gold production expected in September and full production expected in December. Surface construction at Buckhorn is complete and the project remains on schedule for first production in October.

•
Kinross has launched a friendly bid to acquire 100% of the common shares of Aurelian Resources and combine both companies to advance responsible development of the Fruta del Norte (FDN) deposit in Ecuador. Kinross’ bid expires on September 3, 2008.

•
Kinross has agreed to the sale of its 90% interest in the Julietta operation in the Russian Federation for proceeds of $20.0 million, plus other consideration detailed below, as part of the Company’s strategy to streamline its portfolio and to focus on core assets.

1.Unless otherwise indicated, production figures in this release are based on Kinross’ share of Kupol production (75%)
2.Cost of sales per ounce is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold.
3.Adjusted net earnings is a non-GAAP measure and represents net earnings before foreign currency losses on future income taxes and unrealized non-hedge derivatives losses, and other items such as the write-off of fair value adjustments in respect of purchase accounting.

CEO commentary

Tye Burt, Kinross President and CEO, made the following comments in relation to the second quarter 2008 results:

“The major story for Kinross in 2008 continues to be the successful development of our three growth projects. We are proud of our teams for delivering these projects on schedule and within a reasonable budget range, considering the inflationary pressures affecting new mine development projects around the world.

“The start-up at Kupol has gone as planned, with strong initial production and excellent grades. Commissioning of our Paracatu expansion is now underway, and we expect first gold production at the end of September and full production by year-end.  At Buckhorn, we remain on schedule for first production from the mine in October.

“Our revenues, margins, operating earnings and cash flow before working capital have all increased year-over-year, reflecting a strong gold price and solid operating performance. At the same time, our bottom line has been affected by industry-wide cost pressures, including higher prices for energy and other consumables, currency exchange impacts, and higher taxes and royalties.

“A key part of our response to industry-wide cost pressures is the start-up of Kinross’ new growth projects.  As the new projects ramp up to full production, they will have a positive impact on our average cost of sales. We expect to see this impact in the second half of 2008, and more fully during their first full year of production in 2009.

“The announcement of our friendly offer to acquire Aurelian Resources demonstrates Kinross’ continued commitment to long-term, disciplined growth through maintaining a pipeline of high-quality development projects, and developing them responsibly in close cooperation with the governments and local communities where we operate.

“We wish to thank our employees at Julietta for their dedicated efforts and contributions. Our decision to sell our interest in Julietta is consistent with our strategy to streamline our portfolio and to focus on core assets in the geographic regions where we operate.”

Summary of financial and operating results
		Three months ended June 30,		Six months ended June 30,
	(dollars in millions, except per share and per ounce amounts)	2008	2007	2008	2007
	Total(a) gold equivalent ounces(b) - produced	423,194	439,783	754,978	829,177
	Total gold equivalent ounces - sold	330,633	438,549	687,497	816,716

	Attributable(c) gold equivalent ounces - produced	406,032	439,783	737,816	829,177
	Attributable gold equivalent ounces - sold	330,633	438,549	687,497	816,716

	Metal sales	$298.7	$290.1	$628.9	$535.8
	Cost of sales (excludes accretion and reclamation expense, depreciation, depletion and amortization)	$154.2	$152.5	$322.5	$276.6
	Accretion and reclamation expense	$4.4	$3.0	$8.6	$6.0
	Depreciation, depletion and amortization	$37.5	$36.4	$75.3	$66.7
	Operating earnings	$74.8	$64.2	$156.6	$123.2
	Net earnings	$26.0	$53.0	$96.9	$121.5
	Basic earnings per share	$0.04	$0.09	$0.16	$0.24
	Diluted earnings per share	$0.04	$0.09	$0.16	$0.23
	Cash flow provided from (used in) operating activities	$(39.7)	$94.5	$36.6	$184.7

	Average realized gold price per ounce	$903	$662	$916	$656
	Cost of sales per equivalent ounce sold (d)	$466	$348	$469	$339

	Attributable average realized gold price per ounce	$903	$662	$916	$656
	Attributable cost of sales per equivalent ounce sold	$466	$348	$469	$339

(a)	"Total" includes 100% of Kupol production.
(b)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2008 was 52.17:1, compared with 50.03:1 for the second quarter of 2007. The ratio for the first six months of 2008 was 52.37:1 compared with 49.49:1 for the first six months of 2007.

(c)	"Attributable" includes Kinross' share of Kupol production (75%).
(d)	"Cost of sales per ounce" is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold.

Kinross Gold Corporation	Kinross announces Q2 results

Kinross produced 406,032 gold equivalent ounces in the second quarter of 2008, compared with 439,783 gold equivalent ounces in the second quarter of 2007. The year-over-year decrease in production was primarily due to an expected net reduction in ounces produced as a result of the asset swap transaction with Goldcorp, as well as the impact of lower grades mined at Fort Knox, Round Mountain, and La Coipa. This was partially offset by additional production from Kupol, which went into production in the second quarter.

The Company expects to produce approximately 1.8-1.9 million gold equivalent ounces in 2008, taking into account the impact of the sale of the Julietta operation and the impact of a longer than anticipated commissioning and ramp-up period for the Paracatu expansion project, which together are expected to reduce previously forecast production by approximately 100,000 gold equivalent ounces.

Revenue from metal sales in the second quarter of 2008 was $298.7 million on sales of 330,633 gold equivalent ounces, compared to $290.1 million on sales of 438,549 gold equivalent ounces in the second quarter of 2007. The increase was the result of a higher realized gold price, partially offset by a decrease in ounces sold.  Second quarter production exceeded sales by 75,399 ounces, 51,487 ounces of which represented Kinross’ share of June production from Kupol which was sold in the third quarter. The average realized gold price for the second quarter of 2008 was $903 per ounce, compared with $662 per ounce in the second quarter of 2007. The average spot price of gold in the second quarter of 2008 was $896 per ounce, compared with $667 per ounce in the second quarter of 2007.

Cost of sales per gold equivalent ounce was $466 in the second quarter compared to $348 per ounce for the second quarter of 2007. The year-over-year increase can be attributed primarily to higher prices for energy and other consumables, and the impact of strengthening currencies, most significantly the appreciation of the Chilean peso and the Brazilian real against the U.S. dollar. Cost of sales per gold equivalent ounce is expected to be approximately $425 - 445 for the full year 2008 compared to the previous forecast of $385 - $395.  Approximately half of this increase is the result of incorporating updated gold and oil prices and foreign exchange rates, and half relates to other operating and cost factors.

Kinross’ margin per gold equivalent ounce sold was $437 in the second quarter of 2008 compared with $314 for the second quarter of 2007, an increase of 39% year–over-year, due to a higher realized gold price.

Adjusted net earnings(as described in footnote 3, page one of this release) for the second quarter were $55.8 million, or $0.09 per share, compared with $47.6 million, or $0.08 per share, in the second quarter of 2007.  Reported net earnings, in accordance with GAAP, were $26.0 million in the second quarter compared with $53.0 million in the second quarter of 2007. Reported net earnings included non-cash foreign currency translation losses on future income and mining tax liabilities of $17.1 million (2007: $11.0 million), and unrealized non-hedge derivative losses of $12.7 million (2007: gain of $21.3 million). Reported net earnings in the second quarter of 2007 also included an expense of $4.9 million in respect of the fair value accounting on the acquired inventory of the Bema properties.

General and administrative expenses were $24.2 million in the second quarter of 2008, compared with $16.5 million in the second quarter of 2007. The increase is primarily related to higher personnel costs.

Cash flow provided from operating activities before changes in working capital was $110.8 million in the second quarter, compared to $98.9 million in the same period last year. Changes in working capital items reduced cash flow provided from operating activities by $150.5 million in the second quarter. The increase in working capital was primarily due to an expected increase in supplies, in-process and finished goods inventories to meet production requirements at both Kupol and Paracatu, and the payment of accrued taxes payable.

Capital expenditures totaled $184.5 million in the second quarter.

The cash and short-term investment position was $714.7 million at June 30, 2008 compared with $561.2 million at December 31, 2007 and total long-term debt was $1,005.3 million at June 30, 2008 compared with $564.1 million at December 31, 2007.

Kinross Gold Corporation	Kinross announces Q2 results

Operations review and update

Three months ended June 30,
	Gold equivalent ounces
	Produced		Sold		Cost of sales		Cost of sales/oz
(in US$ millions)	2008	2007	2008	2007	2008	2007	2008	2007

Fort Knox	85,609	93,930	75,720	96,456	$34.4	$30.9	$454	$320
Round Mountain	65,570	82,353	67,538	81,069	30.9	23.7	458	292
Paracatu	47,338	41,183	52,150	38,426	23.8	14.1	456	367
La Coipa (b)	60,376	62,220	47,941	57,841	19.2	15.1	400	261
Maricunga (c)	57,260	57,230	48,806	62,120	26.6	25.7	545	414
Crixas	22,310	23,884	21,569	24,184	6.6	6.2	306	256
Julietta (d)	16,082	21,260	16,909	20,025	12.7	10.1	751	504
Porcupine JV (a)	-	39,522	-	41,483	-	18.4	-	444
Musselwhite (a)	-	18,201	-	16,945	-	8.3	-	490
Kupol (100%) (e)	68,649	-	-	-	-	-	-	-
Other operations	-	-	-	-	-	-	-	-
Corporate and other	-	-	-	-	-	-	-	-
Total	423,194	439,783	330,633	438,549	$154.2	$152.5	$466	$348
Less Kupol non-controlling interest (25%)	(17,162)	-	-	-	-	-	-	-
Attributable	406,032	439,783	330,633	438,549	$154.2	$152.5	$466	$348

Six months ended June 30,
	Gold equivalent ounces
(in US$ millions)	Produced		Sold		Cost of sales		Cost of sales/oz
	2008	2007	2008	2007	2008	2007	2008	2007

Fort Knox	151,003	176,644	152,674	169,221	$69.7	$54.7	$457	$323
Round Mountain	129,174	166,633	126,729	164,789	56.9	47.9	449	291
Paracatu	90,574	81,915	94,615	82,410	43.0	30.1	454	365
La Coipa (b)	121,269	118,515	128,595	105,867	55.3	24.8	430	234
Maricunga (c)	118,639	98,270	110,606	100,115	60.7	41.1	549	411
Crixas	42,940	47,624	41,543	51,687	12.5	12.4	301	240
Julietta (d)	32,730	29,023	32,735	34,111	24.4	17.0	745	498
Porcupine JV (a)	-	75,322	-	75,011	-	32.5	-	433
Musselwhite (a)	-	35,231	-	33,505	-	16.1	-	481
Kupol (100%) (e)	68,649	-	-	-	-	-	-	-
Other operations					-		-
Corporate and other	-	-	-	-	-	-	-	-
Total	754,978	829,177	687,497	816,716	$322.5	$276.6	$469	$339
Less Kupol non-controlling interest (25%)	(17,162)	-	-	-	-	-	-	-
Attributable	737,816	829,177	687,497	816,716	$322.5	$276.6	$469	$339
(a) Production and sales from Musselwhite and the Porcupine Joint Venture for 2007 are from January 1, 2007 through December 21, 2007.
(b) Productions and sales for La Coipa are Kinross' 50% share for 2006 and from January 1, 2007 through December 21, 2007, and 100% from December 22 through December 31, 2007. Cost of sales per ounce for the first six months of 2008 includes $48 related to the increase in inventory volume due to the asset swap transaction.

(c) Production from the Maricunga mine (formerly known as Refugio) is 100% for March 2007 and beyond. Prior to that Kinross owned 50% of the operation.
(d) Production from the Julietta mine is for March 2007 and beyond.
(e) Kupol became an operating mine in May 2008.

At the Fort Knox mine in Alaska, U.S.A., tonnes of ore mined and processed in the second quarter of 2008 were consistent with the second quarter of 2007. A decline in grade and recovery contributed to a reduction in gold equivalent ounces produced.  The decrease in gold equivalent ounces sold during the quarter was primarily due to: 1) the decline in gold equivalent ounces produced and 2) timing, as the last production in June was not shipped until July. Metal sales for the second quarter were $68.5 million, an increase of 8% over the same period last year, as a result of an increase in the price of gold which was largely offset by a reduction in the amount of gold equivalent ounces sold. Cost of sales increased by 11%, primarily due to an increase in the cost of electricity, diesel fuel and consumables compared to the prior year.  In addition, more diesel fuel was used in 2008 due to longer hauls from the pit.

Kinross Gold Corporation	Kinross announces Q2 results

At Round Mountain in Nevada, U.S.A., tonnes of ore mined during the second quarter of 2008 were lower than in the second quarter of 2007, due in part to a planned major rebuild of a shovel.  Grades at Round Mountain are decreasing as the pit expansion shells are mined.  Gold equivalent ounces produced and sold declined in the second quarter of 2008 compared to the same period last year, as grades were lower and fewer tonnes were processed. Metal sales for the second quarter were $61.4 million, an increase over the same period last year as a result of an increase in the price of gold, which was largely offset by a reduction in gold equivalent ounces sold.  Cost of sales increased during the second quarter, primarily due to increases in the cost of diesel fuel and higher personnel costs.

At the Paracatu mine in Brazil, gold equivalent ounces produced during the quarter increased as a result of slightly higher tonnes processed, higher grade and improved recoveries.  Sales of gold equivalent ounces increased during the quarter due to higher production and sales of finished goods built up at the end of the first quarter of 2008. Metal sales for the second quarter were $47.3 million, significantly higher than in the second quarter of 2007 due to higher gold prices, as well as the 36% increase in gold equivalent ounces sold in 2008.  Cost of sales increased due to general use of more consumables associated with the higher level of production in 2008, higher costs for diesel fuel and electricity, higher royalties, and the impact of foreign exchange rates.

At the La Coipa mine in Chile, tonnes of ore mined in the second quarter of 2008 were lower compared to the same period of 2007 due to a pit wall failure in January 2008, which restricted access to the Coipa Norte pit. Partial access to the pit was re-established in the second quarter of 2008.  The grade declined in the second quarter of 2008 compared to the second quarter of 2007 because in 2008 the primary source of ore was stockpiles, which have a lower grade than the Puren ore which was mined in 2007. Gold equivalent production at La Coipa on a 100% basis was 60,376 ounces for the second quarter of 2008, compared with second quarter 2007 production of 124,440 ounces on a 100% basis (of which Kinross had a 50% share). Metal sales for the second quarter were $43.3 million, compared to $76.8 million for the second quarter of 2007 on a 100% basis,  as the positive impact of a higher gold price was not sufficient to offset the impact of lower volumes of gold and silver ounces sold.  Cost of sales increased primarily due to higher energy costs for diesel fuel and electricity as well as an increase in the foreign exchange rate.

At the Maricunga mine in Chile, both tonnes processed and grades were higher in the second quarter of 2008 compared to the same period last year, however, gold equivalent ounces produced were comparable year-over-year, due to more refractory ore being mined and processed in 2008.  Although production volume was similar in the second quarter of 2008 to the second quarter of 2007, ounces sold were lower by 21%, as a substantial shipment was delayed by poor weather and sold early in the third quarter.

At the Crixás joint venture in Brazil, metal sales for the second quarter were $19.3 million, an increase of 20% over the same period last year, primarily due to higher gold prices partially offset by a decline in gold equivalent ounces sold compared to 2007.  Cost of sales were comparable to the prior year because general increases associated with higher energy costs and foreign exchange were mostly offset by the lower costs associated with lower sales volumes in 2008.

At the Julietta mine, in the Russian Federation, gold equivalent ounces produced in the second quarter of 2008 were 16,082 ounces, compared to 21,260 ounces in 2007.  Gold equivalent ounces sold in the second quarter of 2008 were 16,909 ounces, compared to 20,025 ounces in the first quarter of 2007. Metal sales were $15.3 million in the second quarter compared to $13.0 million in the same period last year. Cost of sales were $751 per gold equivalent ounce compared to $504 per gold equivalent ounce for the same period last year.

Kinross Gold Corporation	Kinross announces Q2 results

At the Kupol mine in the Russian Federation, ore processing began in May as part of the commissioning process, and the first bar of gold was poured during that month.  In June, mill throughput increased more quickly than expected as mill ramp-up proceeded well.  Ore grade from the area of the stockpile which was processed was higher than plan, with gold grade averaging 36.55 grams per tonne and silver grade averaging 427.41 grams per tonne.  Kinross’ share of Kupol production in June was 51,487 gold equivalent ounces, which included 43,367 ounces of gold and 423,584 ounces of silver. Gold and silver produced in the second quarter will not be sold until the third quarter, reflecting refining and shipping logistics.  In connection with the completion of the commissioning process, a Compliance Certificate for the completed Kupol mining facilities, together with other customary commissioning approvals, is expected to be issued by the Russian Federation authorities.

The Kinross share of Kupol production for 2008 is expected to be approximately 365,000-390,000 gold equivalent ounces, at an expected average cost of sales per gold equivalent ounce of $235-2451 for the year. The Kupol cost of sales per gold equivalent ounce is expected to decrease to an average of approximately $210-2201 in the fourth quarter of 2008.

Project updates
The forward-looking information contained in this section is subject to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page 16 of this release.

Paracatu expansion

Commissioning of the Paracatu expansion began on schedule in July. The primary crusher and overland conveyor have been fully commissioned with ore being crushed and placed in the crushed ore stockpile.  Commissioning of the grinding circuit and flotation circuits will be initiated within the next week and supporting circuits are in the process of commissioning. Mining equipment is in full operation and the workforce has been fully trained.

The Company’s original expectation was that the expansion project would reach full production in October.  Based on the current estimate of the commissioning and ramp-up period, we expect to produce first gold in September, and to reach full production in December 2008. We have revised our forecast based on this schedule, and now expect that the expansion project will increase 2008 gold production at Paracatu to approximately 245,000-265,000 ounces at an expected average cost of sales per ounce of $455-4751 for 2008, and that cost of sales per ounce will drop to $390-410 once full production is achieved.

Work will proceed in September, as originally scheduled, to complete installation of a second ball mill and a second line of flotation cells.

As previously disclosed, the Company intends to provide a total capital amount for the project once commissioning is complete, which is expected to be in the range of 5% to 10% over the project budget, depending on final costs and foreign exchange rates.

1. Based on updated price assumptions outlined in “2008 Outlook”.

Kinross Gold Corporation	Kinross announces Q2 results

Kettle River – Buckhorn Project

Construction of surface facilities at the Buckhorn mine project is complete. Construction of the access road to the mine is more than 98% complete and is expected to be fully complete by the end of August, with final inspection and approval from the U.S. Forest Service expected in September. Mine development work has continued, with the focus divided between the upper and main portals.  Milling refurbishment activities are on track to initiate operation on schedule in October 2008. Expected production for 2008 is approximately 20,000-30,000 ounces, at an expected average cost of sales per ounce of $315-3351.

Fort Knox Project

Construction of the heap leach project pad is advancing, with construction approximately 57% complete. Delays have been encountered in the placement of the leach pad liner due to unseasonably wet weather conditions. Foundations for the carbon-in-column plant have been poured, with steel and equipment erection work under contract. Scheduled start-up of leaching operations is in the third quarter of 2009.

Cerro Casale

Kinross and Barrick Gold Corporation have substantially advanced the negotiation of a shareholders’ agreement that will govern the Cerro Casale joint venture and will replace the existing shareholders’ agreement. Work is continuing to update the project's technical and economic feasibility. The project team is substantially in place, and an EPCM contractor has been appointed.  A campaign of 20,000 meters of infill and geotechnical drilling is planned for the remainder of the year.

1. Based on updated price assumptions outlined in “2008 Outlook”.

2008 Outlook
The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page 16 of this release.

Kinross expects to produce approximately 1.8-1.9 million gold equivalent ounces in 2008.  This forecast incorporates the impact of the sale of the Julietta mine and the expected impact of the anticipated commissioning and ramp-up period for the Paracatu expansion project. Kinross expects to produce approximately 2.4-2.5 million gold equivalent ounces in 2009, incorporating the impact of the Julietta sale.

Cost of sales per gold equivalent ounce is expected to be approximately $425-445 for the full year 2008 compared to the previous forecast of $385-$395.  Approximately half of this increase ($25 per ounce) is the result of incorporating actual gold and oil prices and currency exchange rates for the first half of the year, and forecasted prices and exchange rates for the second half of the year.  The remaining half of this increase relates to other operating and cost factors. Calculated on a by-product accounting basis, the cost of sales per gold ounce for the full year 2008 is expected to be approximately $365-385, based on expected sales of approximately 9.9 million ounces of silver.

The previous cost of sales forecast was based on actual first quarter results and the assumptions set out in the Company’s January 18, 2008 news release, namely: a gold price of $700 per ounce, a silver price of $12.85 per ounce, an oil price of $80 per barrel, and 1.75 Brazilian reais to the U.S. dollar, 1.00 Canadian dollar to the U.S. dollar, 25 Russian roubles to the U.S. dollar and 530 Chilean pesos to the U.S. dollar.  Further, the company stated that full year cost of sales per gold equivalent ounce would be expected to be impacted by changes in foreign exchange rates, oil prices and gold prices in accordance with the following key sensitivities:

Sensitivity	Approximate impact on cost of sales
10% change in foreign exchange	$13 per gold equivalent ounce
$10 change in price per barrel of oil	$4 per gold equivalent ounce
$100 change in gold price (royalty impact)	$6 per gold equivalent ounce

Kinross Gold Corporation	Kinross announces Q2 results

Both year-to-date and current spot oil and gold prices and, to a lesser extent, foreign exchange rates have varied significantly from the assumptions used in the cost of sales per ounce forecast.  Updating the forecast using actual prices for the first half of the year and forecasted prices for the second half of the year, as set out in the table below, is expected to result in an increase in full year costs of sales per gold equivalent ounce of approximately $25.

Index	January 2008 (assumption)	First Half 2008 (average)	Second Half 2008 (forecast)
Gold Price	$700 oz	$910 oz	$920 oz
Oil Price	$80 bbl	$111 bbl	$125 bbl
Brazilian Real: USD	1.75	1.70	1.70
Canadian Dollar: USD	1.00	1.01	1.00
Russian Rouble: USD	25	24	24
Chilean Peso: USD	530	467	490

In addition to the impact of changes in price indexes described above, approximately $10 of the increase in cost of sales per gold equivalent ounce relates to increases in operating costs other than oil, primarily electricity, grinding media, cyanide, labor and supplies, and approximately $10 relates to increased maintenance and repair costs, primarily at Maricunga and La Coipa.  The impact of the slower ramp-up of the Paracatu expansion project is expected to be offset by better than expected performance at Kupol.

The Company expects that the cost of sales per ounce will be impacted positively over the course of the year as the Paracatu, Kupol, and Buckhorn projects are commissioned and total production increases. Based on the assumptions noted above, by the fourth quarter of 2008, the average cost of sales per gold equivalent ounce is expected to be in the range of $390-410, versus $335-$345, as stated in our previous guidance.

Capital expenditures are expected to be approximately $752 million, as previously forecast.

General and Administrative expenses are expected to increase to approximately $95 million, versus the previous forecast of $80 million. The $15 million increase is primarily related to higher personnel costs, staffing increases in Finance, and higher information technology costs in support of the Company’s growth.

Kinross Gold Corporation	Kinross announces Q2 results

Exploration and Business Development

Of the total exploration and business development expense of $12.5 million, expensed exploration totaled $9.7 million in the second quarter. Capitalized exploration totaled $4.1 million during the quarter.

Friendly offer for Aurelian

Kinross and Aurelian Resources Inc. (Aurelian) announced on July 24, 2008 that their respective Boards of Directors had approved a friendly offer by Kinross to acquire 100% of the outstanding common shares of Aurelian and that they had signed a Support Agreement pursuant to which Aurelian’s Board of Directors has unanimously agreed to support the Kinross offer. For each Aurelian common share, Kinross will offer 0.317 of a Kinross common share, plus 0.1429 of a warrant, with each warrant entitling the holder to acquire one Kinross common share. The Kinross warrants will have an exercise price of $32.00 per Kinross common share and will expire five years after the date on which Kinross first takes up and pays for Aurelian common shares tendered to the offer.

Kinross expects to issue approximately 47 million common shares pursuant to the transaction (assuming exercise of all in-the-money Aurelian options and excluding any shares issuable upon exercise of the Kinross warrants), representing approximately 8% of Kinross’ current outstanding common shares.  The Board of Directors of Aurelian, after receiving the recommendation of a special committee of independent directors created by Aurelian to oversee the transaction process, has unanimously determined that the Kinross offer is in the best interests of Aurelian’s shareholders, and unanimously recommends that the Aurelian shareholders tender their common shares to the offer. The directors and senior officers of Aurelian have entered into lock-up agreements with Kinross and have agreed to tender all of their Aurelian common shares to the offer.  The offer remains open until 6:00 p.m. (ET) on September 3, 2008 unless extended by Kinross. Kinross also completed the purchase of 15 million Aurelian shares on a private placement basis at a total subscription price of C$71.25 million, representing approximately 9.9% of the outstanding Aurelian shares. The private placement closed on July 28, 2008.

Sale of Julietta

Kinross has entered into an agreement to sell its 90% interest in the Julietta mine in the Russian Federation. The sale of Julietta represents another step in Kinross’ strategy of divesting non-core assets and redirecting the Company’s focus and resources on core strategic assets.

Under the terms of the agreement, Yanskaya Mining and Geological Company, a subsidiary of Dukat Mining and Geological Company will purchase Kinross’ interest for a price of $20.0 million, plus payment for certain working capital items, and deferred payments based on gold prices in 2009 and 2010 and deferred payments in 2011 and 2012 of $5.0 million based on specified production levels.  Yanskaya has further agreed to make $12.0 million in expenditures at the Julietta mine between the date of closing and January 1, 2011.  The agreement is subject to customary conditions including the receipt of Russian regulatory approvals. Kinross expects the sale to be completed by the end of August 2008.

Agreement with Brett Resources

Kinross and Brett Resources Inc. entered into a purchase and sale agreement whereby Brett purchased Kinross’ 40% interest in the Hammond Reef Project located near Atikokan, Ontario.  Kinross and Brett were parties to an option agreement pursuant to which Brett earned a 60% interest in the project by incurring C$5 million in expenditures and issuing 1 million common shares to Kinross. In exchange for its remaining 40% interest in the Hammond Reef Project, Kinross received 14 million Brett shares and a 2% net smelter returns royalty on future production from the property.  The transaction closed on July 31, 2008. Following completion, Kinross holds 17,095,313 common shares, representing approximately 26% of Brett’s issued and outstanding common shares as at the closing date. In connection with the transaction, Brett and Kinross have entered into a strategic alliance whereby Brett will spend up to C$2 million over a three-year period exploring and acquiring properties of interest in British Columbia and the Yukon Territory, in which Kinross may elect to obtain a 50% interest.

Kinross Gold Corporation	Kinross announces Q2 results

Junior equity investment initiative

Kinross has been pursuing a strategy of acquiring equity positions as a long-term partner in promising junior companies on a select basis, in order to maximize exposure to new prospects and growth opportunities at a relatively small capital investment. Prospective companies are assessed on the basis of management strength, exploration team, quality of prospects, and price. In the second quarter 2008, Kinross acquired equity positions in the following junior exploration companies (numbers in parentheses represent Kinross' interest in each company’s total non-diluted outstanding shares as at June 30, 2008): BCGold Corp. (13%), Laurentian Goldfields (8%), Oro Silver Resources (9%), Riverside Resources (7%), Rye Patch Gold (15%), and Chapleau Resources (5%).

Exploration update

Of the total exploration and business development expense of $12.5 million, expensed exploration totaled $9.7 million in the second quarter. Capitalized exploration totaled $4.1 million during the quarter.

Kinross was active on twenty-three mine site and greenfields projects, with a total of 52,739 meters drilled in both expensed and capitalized exploration. Highlights for the quarter included:

■
Fort Knox: The Phase 7 pit expansion program neared completion with 7,137 meters completed by three core drills and one reverse circulation drill. Drilling was initiated on the South Wall target testing extensions of mineralized structures beyond the current pit design. Exploration drilling commenced along the Fort Knox trend at the YPS and Johnsons Saddle targets late in the quarter.

■
La Coipa: Drilling at Puren identified gold and zinc mineralization in the sulfide zone beneath the Phase 1 pit. Regional prospecting continued on the large claim block known as Huemel (approximately 53,000 hectares) staked in April west of La Coipa.

■
Kettle River: Three core drills completed 3,656 meters at the Buckhorn and K2 mines. Step-out drilling to expand the SWZ orebody at Buckhorn encountered new, potentially mineralized skarn horizons beneath the main marble ore host.

■	Kupol Mine Lease: Two core drills completed 1,940 meters of resource definition drilling on the south extension of the Kupol vein structure at the 650 Zone.

■
Kupol East and West: Drilling was completed on the north extension of the Kupol vein (Kupol West) and the Prekup, Tokia Central and Tokai Sinter prospects (Kupol East). Gold and silver mineralization was encountered in narrow veins reflecting a high level in the epithermal profile on the Kupol north extension. Further drilling is warranted at deeper levels. Mapping and trenching continued at Killer Bunny and on the Tokai prospects at Kupol East.

■
Ixhuatan: Drilling continued at Cerro La Mina and recommenced at the Central Anomaly 2 km to the northwest. Two core drills completed 4,755 meters during the quarter. Reconnaissance mapping and soil geochemistry was initiated south of Cerro La Mina in the San Antonio de Jacona area, following up on a gold in stream sediment anomaly.

■
Generative Projects: Kinross and Midway Gold agreed to joint venture terms on the Thunder Mountain project in Nevada. The Kinross-Full Metal Minerals alliance commenced the summer exploration program with reconnaissance work in the Kuskokwim Ranges, Alaska. In Chile, Kinross agreed to terms with private owners on an option to earn 100% of the Las Leddas property in the Maricunga District.

Kinross Gold Corporation	Kinross announces Q2 results

Financial Overview

Other income (expense) – net

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007

Gain (loss) on sale of investments and other assets - net	$(1.4)	$0.1	$10.5	$6.7
Interest income	6.2	4.2	14.2	7.6
Interest expense	(9.2)	(2.6)	(14.2)	(3.2)
Foreign exchange losses	(12.5)	(11.0)	(29.9)	(18.1)
Realized non-hedge derivative gains (losses)	3.1	(4.6)	2.5	(10.3)
Unrealized non-hedge derivative gains (losses)	(12.7)	21.3	10.3	53.9
Other income (expense) - net	$(26.5)	$7.4	$(6.6)	$36.6

Interest income

Due to higher cash balances, interest income increased to $6.2 million in the second quarter of 2008 from $4.2 million in the same period in 2007.

Foreign exchange

The Company recorded a foreign exchange loss of $12.5 million for the second quarter of 2008, including a loss of $17.1 million relating to future tax liabilities, with balance comprised of net transactional activity, compared with a foreign exchange loss of $11.0 million for the second quarter of 2007.

Income and mining taxes

In the second quarter of 2008, the Company recorded an income and mining tax expense of $21.3 million on earnings before tax of $48.3 million, compared with $17.1 million on earnings before tax of $71.6 million during the second quarter of 2007.

Kinross Gold Corporation	Kinross announces Q2 results

Liquidity and capital resources

The following table summarizes Kinross’ cash flow activity for the three and six months ended June 30, 2008:

Cash flow summary

	Three months ended June 30,		Six months ended June 30,
(in US$ millions)	2008	2007	2008	2007
Cash flow:
Provided from (used in) operating activities	$(39.7)	$94.5	$36.6	$184.7
Used in investing activities	(268.7)	(155.4)	(614.8)	(208.1)
Provided from financing acitvities	52.4	82.2	505.6	111.8
Effect of exchange rate changes on cash	1.6	1.5	(0.2)	1.9
Increase (decrease) in cash and cash equivalents	(254.4)	22.8	(72.8)	90.3
Cash and cash equivalents:
Beginning of period	732.9	221.6	551.3	154.1
Assets held for sale	(5.1)	-	(5.1)	-
End of period	$473.4	$244.4	$473.4	$244.4

Operating Activities

Cash flow provided from operating activities before changes in working capital was $110.8 million in the second quarter, compared to $98.9 million in the same period last year. Changes in working capital items reduced cash flow provided from operating activities by $150.5 million in the second quarter. The increase in working capital was primarily due to an increase in supplies, in-process and finished goods inventories to meet new production requirements at both Kupol and Paracatu, and the payment of accrued taxes payable.

Investing Activities

Net cash used in investing activities during the second quarter of 2008 was $268.7 million, versus $155.4 million used in the comparable period in 2007.  The following table provides a breakdown of capital expenditures:

Kinross Gold Corporation	Kinross announces Q2 results

Capital expenditures
(In US$ millions)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Fort Knox	$38.6	$7.8	$55.4	$16.3
Round Mountain	9.7	12.4	17.9	21.9
Paracatu	72.4	62.4	175.7	82.5
La Coipa	4.8	0.9	8.6	1.5
Maricunga	8.7	1.1	14.1	3.3
Crixas	4.0	3.4	7.5	5.3
Kettle River	10.1	11.2	17.9	19.6
Kupol	33.9	52.7	72.8	62.6
Porcupine Joint Venture	-	4.9	-	10.0
Musselwhite	-	1.9	-	4.2
Other operations	-	0.2	-	0.5
Assets held for sale	0.9	1.0	1.9	1.3
Corporate and other	1.4	1.4	3.2	2.0

Total	$184.5	$161.3	$375.0	$231.0

Capital expenditures

Capital expenditures in the second quarter of 2008 included costs related to the Paracatu expansion project, the Kupol mine, Fort Knox project, the Kettle River–Buckhorn project, and pit development at Round Mountain.

Financing Activities

Net cash flow received from financing activities in the second quarter 2008 was $52.4 million, primarily from the final draw-down of the Kupol loan facilities.

Forward Sales Contracts

Under the terms of the Kupol project loan facilities arranged by Bema prior to its acquisition by the Company, the Company is required to maintain gold and silver hedge contracts over the life of the loans in order to cover a portion of the mine’s future operating and debt service costs.  Also acquired as part of the acquisition of Bema in February 2007 were gold and silver forward and option contracts intended to protect against a decline in future metal prices at Maricunga and Julietta.  After accounting for the 25% of the Kupol project owned by a partner, Kinross has an economic interest in gold forward sales contracts and call options equivalent to approximately 2% of reported total proven and probable gold reserves.

Kinross recorded a net non-hedge derivative loss of $9.6 million for the three months ended June 30, 2008.

Dividend Payment

The Board of Directors has declared a dividend of $0.04 per share payable on September 30, 2008 to shareholders of record on September 23, 2008.

Kinross Gold Corporation	Kinross announces Q2 results

Balance Sheet

Cash and short-term investments during the first six months increased by $153.5 million to $714.7 million, with cash flow from operating activities before working capital providing $209.9 million and cash from financing activities contributing $505.6. million. This was reduced by additions to property, plant and equipment that used $375.0 million in cash. In the first six months, the Company’s net working capital increased to $763.4 million, an increase of $237.1 million.

	As at:
(in US$ millions)	June 30, 2008	December 31, 2007

Cash and cash equivalents and short-term investments	$714.7	$561.2
Current assets	$1,233.2	$933.7
Total assets	$7,244.4	$6,729.3
Current liabilities	$469.8	$407.4
Total debt, including current portion (a)	$1,005.3	$564.1
Total liabilities (b)	$2,363.6	$1,891.5
Shareholders' equity	$4,880.8	$4,837.8

Statistics
Working capital	$763.4	$526.3
Working capital ratio (c)	2.62:1	2.29:1
(a) Includes long-term debt.
(b) Includes preferred shares and non-controlling interest.
(c) Current assets divided by current liabilities.

Kinross Gold Corporation	Kinross announces Q2 results

Conference Call Details

Kinross will hold a conference call and audio webcast on Wednesday, August 13, 2008 at 8:30 a.m. ET to discuss the results, followed by a question-and-answer session.

To access the call, please dial:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website
www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines in the United States, Brazil, Russia and Chile, and employs approximately 5,000 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: generating growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact:
Steve Mitchell
Director, Corporate Communications
(416) 365-2726
steve.mitchell@kinross.com

Investor Relations Contact:
Erwyn Naidoo
Vice-President, Investor Relations
(416) 365-2744
erwyn.naidoo@kinross.com

Kinross Gold Corporation	Kinross announces Q2 results

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and Management’s Discussion and Analysis and our offer and take-over bid circular recently filed in respect of Aurelian Resources Inc. (“Aurelian Bid Circular”) as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, expansion and power supply at Paracatu proceeding on a basis consistent with our current expectations; (3) permitting and development at the Kettle River - Buckhorn project proceeding on a basis consistent with Kinross’ current expectations; (4)  development of the Phase 7 pit expansion and the heap leach project at Fort Knox proceeding on a basis consistent with Kinross’ current expectations; (5) permitting and development at the Kupol gold and silver project proceeding on a basis consistent with Kinross’ current expectations; (6) the new feasibility study to be prepared by the joint venture for Cerro Casale, incorporating updated geological, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors, and permitting, being consistent with the Company’s current expectations; (7) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble and the U.S. dollar will be approximately consistent with current levels or as set out in this news release; (8) certain price assumptions for gold and silver; (9) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (10) production forecasts meet expectations; (11) the accuracy of our current mineral reserve and mineral resource estimates; and (12) labour and materials costs increasing on a basis consistent with Kinross’ current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross’ actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this news release are qualified by these cautionary statements, those made in the “Risk Analysis” section of our most recently filed Management’s Discussion and Analysis, and those made in the “Risk Factors” section of our most recently filed Annual Information Form, in the “Risk Factors Related to the Offer” section of our Aurelian Bid Circular and our other filings with the securities regulators of Canada and the U.S.  These factors are not intended to represent a complete list of the factors that could affect Kinross.  Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other information

This news release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Kinross or Aurelian Resources Inc. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada. Kinross has filed the Aurelian Bid Circular with Canadian provincial securities regulators. Kinross has also filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8 which includes the Aurelian Bid Circular. Investors and security holders are urged to read the Aurelian Bid Circular because it contains important information. Investors may obtain a free copy of the Aurelian Bid Circular and other documents filed by Kinross with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC's website at www.sec.gov. The Aurelian Bid Circular and these other documents may also be obtained on Kinross' website.

Key sensitivities
Approximately 55%-60% of the Company’s costs are denominated in U.S. dollars.
A 10% change in foreign exchange could result in an approximate $13 impact in cost of sales per ounce. With respect to the last six months of 2008, and considering the current hedges in place, a 10% change in foreign exchange could result in an approximate $8 impact in cost of sales per ounce.
A $10 change in the price of oil could result in an approximate $4 impact on cost of sales per ounce.
The impact on royalties of a $100 change in the gold price could result in an approximate $6 impact on cost of sales per ounce.

Where we say “we”, “us”, “our”, the “Company”, or “Kinross” in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

Kinross Gold Corporation	Kinross announces Q2 results

Consolidated balance sheets
(expressed in millions of United States dollars, except per share and share amounts)

	As at
	June 30,	December 31,
	2008	2007
Assets
Current assets
Cash and cash equivalents	$473.4	$551.3
Restricted cash	1.9	2.4
Short-term investments	241.3	9.9
Accounts receivable and other assets	121.4	95.2
Inventories	350.9	242.8
Unrealized fair value of derivative assets	19.6	24.0
Current assets held for sale	24.7	8.1
	1,233.2	933.7
Property, plant and equipment	3,547.9	3,476.3
Goodwill	2,176.0	2,014.8
Long-term investments	99.8	127.7
Future income and mining taxes	7.3	33.3
Unrealized fair value of derivative assets	1.9	3.5
Deferred charges and other long-term assets	168.3	136.3
Long-term assets held for sale	10.0	3.7
	$7,244.4	$6,729.3
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$226.4	$290.1
Current portion of long-term debt	154.1	76.0
Current portion of reclamation and remediation obligations	11.3	10.0
Current portion of unrealized fair value of derivative liabilities	73.6	29.1
Current liabilities of the assets held for sale	4.4	2.2
	469.8	407.4
Long-term debt	851.2	488.1
Reclamation and remediation obligations	223.5	212.4
Unrealized fair value of derivative liabilities	314.1	266.0
Future income and mining taxes	440.8	465.9
Other long-term liabilities	37.0	20.6
Long-term liabilities of the assets held for sale	3.9	7.0
	2,340.3	1,867.4
Non-controlling interest	13.2	14.0
Convertible preferred shares of subsidiary company	10.1	10.1
Common shareholders' equity
Common share capital and common share purchase warrants	5,167.8	5,123.6
Contributed surplus	137.3	65.4
Accumulated deficit	(169.8)	(253.1)
Accumulated other comprehensive loss	(254.5)	(98.1)
	4,880.8	4,837.8
	$7,244.4	$6,729.3
Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	615,115,214	611,925,266

Kinross Gold Corporation	Kinross announces Q2 results

Consolidated statements of operations
Unaudited (expressed in millions of United States dollars, except per share and share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007

Revenue
Metal sales	$298.7	$290.1	$628.9	$535.8
Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)	154.2	152.5	322.5	276.6
Accretion and reclamation expense	4.4	3.0	8.6	6.0
Depreciation, depletion and amortization	37.5	36.4	75.3	66.7
	102.6	98.2	222.5	186.5
Other operating costs (income)	(8.9)	5.2	(5.9)	11.9
Exploration and business development	12.5	12.3	24.4	20.2
General and administrative	24.2	16.5	47.4	31.2
Operating earnings	74.8	64.2	156.6	123.2
Other income (expense) - net	(26.5)	7.4	(6.6)	36.6
Earnings before taxes and other items	48.3	71.6	150.0	159.8
Income and mining taxes	(21.3)	(17.1)	(46.2)	(36.3)
Equity in losses of associated companies	(1.5)	(1.3)	(7.2)	(1.8)
Non-controlling interest	0.7	-	0.7	0.2
Dividends on convertible preferred shares of subsidiary	(0.2)	(0.2)	(0.4)	(0.4)
Net earnings	$26.0	$53.0	$96.9	$121.5

Earnings per share	$0.04	$0.09	$0.16	$0.24
Basic	$0.04	$0.09	$0.16	$0.23
Diluted
Weighted average number of common shares outstanding (millions)
Basic	615.0	591.3	614.4	516.5
Diluted	620.2	602.9	619.6	527.8

Kinross Gold Corporation	Kinross announces Q2 results

Consolidated statements of cash flows
Unaudited (expressed in millions of United States dollars, except per share and share amounts)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$26.0	$53.0	$96.9	$121.5
Adjustments to reconcile net earnings to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	37.5	36.4	75.3	66.7
Accretion and reclamation expenses	4.4	3.0	8.6	6.0
Accretion of convertible debt and deferred financing costs	4.4	-	7.0	-
Gain on disposal of assets and investments - net	1.5	(0.1)	(10.4)	(6.7)
Equity in losses of associated companies	1.5	1.3	7.2	1.8
Non-hedge derivative losses (gains) - net	12.2	(16.7)	(9.4)	(43.6)
Future income and mining taxes	6.0	10.6	14.0	18.7
Non-controlling interest	(0.7)	-	(0.7)	(0.2)
Stock-based compensation expense	5.6	3.8	10.7	7.1
Unrealized foreign exchange losses and other	12.4	7.6	10.7	12.0
Changes in operating assets and liabilities:
Accounts receivable and other assets	(26.4)	(13.3)	(38.7)	(7.1)
Inventories	(77.0)	8.3	(79.0)	5.6
Accounts payable and other liabilities	(47.1)	0.6	(55.6)	2.9
Cash flow provided from (used in) operating activities	(39.7)	94.5	36.6	184.7
Investing:
Additions to property, plant and equipment	(184.5)	(161.3)	(375.0)	(231.0)
Business acquisitions - net of cash acquired	-	-	-	2.3
Changes to long-term investments and other assets	3.0	17.0	(24.4)	16.7
Proceeds from the sale of property, plant and equipment	0.5	0.1	15.8	0.3
Additions to short-term investments	(84.7)	-	(231.4)	-
Restricted cash	0.5	4.9	0.5	4.9
Other	(3.5)	(16.1)	(0.3)	(1.3)
Cash flow used in investing activities	(268.7)	(155.4)	(614.8)	(208.1)
Financing:
Cash from exercise of options and warrants	0.4	8.3	28.8	32.4
Proceeds from issuance of debt	88.3	98.0	117.9	113.0
Proceeds from the issuance of convertible debt	-	-	449.9	-
Repayment of debt	(34.2)	(14.3)	(55.5)	(18.1)
Dividends paid on convertible preferred shares of subsidiary company	(0.2)	-	(25.0)	-
Settlement of derivative instruments acquired in Bema acquisition	(1.9)	(9.8)	(8.9)	(15.5)
Other	-	-	(1.6)	-
Cash flow provided from financing activities	52.4	82.2	505.6	111.8
Effect of exchange rate changes on cash	1.6	1.5	(0.2)	1.9
Increase (decrease) in cash and cash equivalents	(254.4)	22.8	(72.8)	90.3
Cash and cash equivalents, beginning of period	732.9	221.6	551.3	154.1
Cash and cash equivalents, end of period before assets held for sale	$478.5	$244.4	$478.5	$244.4
Assets held for sale	(5.1)	-	(5.1)	-
Cash and cash equivalents, end of period	$473.4	$244.4	$473.4	$244.4

Kinross Gold Corporation	Kinross announces Q2 results

Operating Summary
	Mine	Period	Ownership	Ore Processed (1)	Grade	Recovery (2)	Gold Eq Production	Gold Eq Sales	Cost of Sales	COS/oz	Cap Ex	DD&A
			(%)	('000 tonnes)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)

		Q2 2008	100	3,398	0.95	82%	85,609	75,720	$ 34.4	$ 454	$ 38.6	$ 6.6
North		Q1 2008		3,095	0.80	82%	65,394	76,954	35.3	459	16.8	7.1
America	Fort Knox	Q4 2007		3,312	0.84	84%	76,060	68,992	$ 27.8	$ 403	$ 9.1	$ 6.8
		Q3		3,106	0.90	87%	85,755	92,764	$ 31.4	$ 338	$ 4.6	$ 8.0
		Q2		3,323	1.01	87%	93,930	96,456	$ 30.9	$ 320	$ 7.8	$ 9.4
		Q2 2008	50	8,725	0.46	nm	65,570	67,538	$ 30.9	$ 458	$ 9.7	$ 6.1
		Q1 2008		10,977	0.51	nm	63,604	59,191	$ 26.0	$ 439	$ 8.2	$ 5.9
	Round	Q4 2007		9,901	0.51	nm	63,068	62,639	$ 22.1	$ 353	$ 9.7	$ 1.3
	Mountain	Q3		8,582	0.50	nm	73,270	72,794	$ 24.9	$ 342	$ 8.7	$ 1.6
		Q2		8,950	0.50	nm	82,353	81,069	$ 23.7	$ 292	$ 12.4	$ 1.6
		Q2 2008	100	4,655	0.41	79%	47,338	52,150	$ 23.8	$ 456	$ 72.4	$ 3.5
South		Q1 2008		4,791	0.37	78%	43,236	42,465	$ 19.2	$ 452	$ 103.3	$ 3.2
America	Paracatu	Q4 2007		4,983	0.37	79%	47,426	45,857	$ 18.0	$ 393	$ 85.7	$ 3.5
		Q3		5,119	0.40	74%	45,646	46,742	$ 17.1	$ 366	$ 57.0	$ 3.4
		Q2		4,550	0.38	74%	41,183	38,426	$ 14.1	$ 367	$ 62.4	$ 3.2
		Q2 2008	100	1,331	0.95	77%	60,376	47,941	$ 19.2	$ 400	$ 4.8	$ 9.9
		Q1 2008		1,164	0.83	81%	60,893	80,654	$ 36.1	$ 448	$ 3.8	$ 12.0
	La Coipa (3) (4)	Q4 2007	50/100	1,129	1.13	80%	49,611	43,707	$ 15.2	$ 348	$ 2.3	$ 5.0
		Q3	50	829	1.13	80%	29,428	44,157	$ 12.1	$ 274	$ 1.4	$ 3.5
		Q2		805	1.35	71%	62,220	57,841	$ 15.1	$ 261	$ 0.9	$ 6.1
		Q2 2008	50	206	7.08	95%	22,310	21,569	$ 6.6	$ 306	$ 4.0	$ 2.5
		Q1 2008		198	6.79	96%	20,630	19,974	$ 5.9	$ 295	$ 3.5	$ 2.4
	Crixás	Q4 2007		200	6.90	95%	21,037	21,167	$ 6.2	$ 293	$ 3.1	$ 1.2
		Q3		210	7.11	95%	22,644	22,968	$ 6.3	$ 274	$ 3.3	$ 2.7
		Q2		206	7.60	95%	23,884	24,184	$ 6.2	$ 256	$ 3.4	$ 2.9
		Q2 2008	100	3,259	0.77	nm	57,260	48,806	$ 26.6	$ 545	$ 8.7	$ 3.9
		Q1 2008		3,903	0.71	nm	61,379	61,800	$ 34.1	$ 552	$ 5.4	$ 3.9
	Maricunga(5)	Q4 2007		3,506	0.65	nm	60,266	60,135	$ 29.4	$ 489	$ 1.0	$ 2.8
		Q3		3,342	0.73	nm	47,214	44,672	$ 21.2	$ 475	$ 2.1	$ 3.3
		Q2		2,841	0.70	nm	57,230	62,120	$ 25.7	$ 414	$ 1.1	$ 3.7
		Q2 2008	90	42	10.60	91%	16,082	16,909	12.7	$ 751	$ 0.9	$ 4.3
Asia		Q1 2008		42	11.90	93%	16,648	15,826	$ 11.7	$ 739	$ 1.0	$ 2.6
	Julietta (6)	Q4 2007		43	11.70	94%	16,477	14,516	$ 8.4	$ 579	$ 0.9	$ 3.7
		Q3		43	12.30	93%	17,504	22,801	$ 12.7	$ 557	$ 0.8	$ 4.9
		Q2		43	14.45	93%	21,260	20,025	$ 10.1	$ 504	$ 1.0	$ 3.8
	Kupol - 100%(7)	Q2 2008	75	74	-	96%	68,649	-	-	$ -	$ 33.9	-
	Kupol (7) (8)	Q2 2008	75	55	-	96%	51,487	-	-	$ -	$ 25.4	-

(1)	Ore processed is to 100%, production and costs are to Kinross' account
(2)	Due to the nature of heap leach operations at Round Mountain and Maricunga, recovery rates cannot be accurately measured on a quarterly basis.
(3)	On December 21, 2007, the Porcupine Joint Venture and Musselwhite were sold and the remaining 50% interest in La Coipa was purchased.
(4)	La Coipa silver grade and recovery were as follows: Q2 (2007) 237.2 g/t 69.7%, Q3 119.9 g/t 67.0%, Q4 113.3g/t 67.2%, Q1 (2008) 76.76 g/t 63.4%, Q2 52.2 g/t 66.3%.
(5)	Kinross acquired the remaining 50% interest in the Maricunga mine on February 27, 2007. Results for Q1 are 50% for January and February and 100% for March.
(6)	Kinross acquired its interest in the Julietta mine on February 27, 2007. Results in Q1 are for March only.
(7)	Kupol silver grade and recovery were as follows: Q2 (2008) 427.4 g/t 87.8%.
(8)	Includes Kinross' share of Kupol at 75%.

Kinross Gold Corporation	Kinross announces Q2 results
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